Filed Pursuant to Rule 433
Registration Statement No. 333-231751

THE TORONTO-DOMINION BANK

US$500,000,000 FLOATING RATE SENIOR MEDIUM-TERM NOTES, SERIES C, DUE 2023

FINAL TERM SHEET

DATED SEPTEMBER 23, 2020

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated September 23, 2020 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 18, 2019 and the caption “Description of the Debt Securities” in the Prospectus dated June 18, 2019.

Issuer:	The Toronto-Dominion Bank

Issue:	Floating Rate Senior Medium-Term Notes, Series C, due 2023 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: Aa3 (outlook: stable) / Standard & Poor’s: A (outlook: stable)

Principal Amount:	US$500,000,000

Issue Price:	100.000% plus accrued interest, if any, from September 28, 2020

Trade Date:	September 23, 2020

Settlement Date (T+3)[2]:	September 28, 2020

Maturity Date:	September 28, 2023

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Interest Rate:	The interest rate on the Notes for each period will be equal to Compounded SOFR (as defined herein) plus the Margin.

Compounded SOFR:	A compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described under “—Interest—Compounded SOFR” in the Preliminary Pricing Supplement.

Margin:	+45 basis points

Commissions:	0.250%

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before settlement will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Day Count Convention:	Actual/360

Interest Periods:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, September 28, 2020) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).

Interest Payment Dates:	Quarterly, on March 28, June 28, September 28, and December 28 of each year, beginning on December 28, 2020 and ending on the Maturity Date.

Interest Payment Determination Date:	The date two U.S. Government Securities Business Days before each Interest Payment Date.

Observation Period:	In respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.

Business Day Convention:	Modified following; adjusted

Business Day:	Any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York or Toronto and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Canadian Bail-in Provisions:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Bail-inable Debt Securities” in the accompanying prospectus supplement and base prospectus.

Calculation Agent:	The Bank of New York Mellon

Optional Redemption by Holders of Notes:	Not applicable.

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes — Redemption for Tax Reasons” in the pricing supplement.

Use of Proceeds:	The Issuer intends to use an amount equal to the net proceeds of the sale of the Notes to fund the financing or refinancing of specified sustainable projects and activities as described under “Use of Proceeds” in the Preliminary Pricing Supplement.

Listing:	The Notes will not be listed on any securities exchange.

Joint Bookrunners:	TD Securities (USA) LLC BofA Securities, Inc. ING Financial Markets LLC Morgan Stanley & Co. LLC

Co-Managers:	Drexel Hamilton, LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

CUSIP / ISIN:	89114QCL0 / US89114QCL05

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, BofA Securities, Inc. at 1-800-294-1322, ING Financial Markets LLC at 1-646-424-8972 or Morgan Stanley & Co. LLC at 1-866-718-1649.